June 13, 2013	+1 212 230-8800 (t)
+1 212 230 8888 (f)

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Attention: Jeffrey P. Riedler

Re:     PTC Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-188657
CIK No. 0001070081

Ladies and Gentlemen:

On behalf of PTC Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Amendment No. 3 is being filed to respond to a comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 12, 2013 relating to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Form S-1

Business, page 76
Ataluren, page 80

1.             We note your disclosure on page 80 and page 35 that the FDA has granted fast track designation to ataluren for the treatment of nmDMD and nmCF. Your disclosure on page 133, however, refers only to fast track designation from the FDA for the treatment of nmDMD. Please advise us as to the status of your discussions with the FDA regarding a potential fast track designation for ataluren for the treatment of nmCF and explain the inconsistencies in your disclosure. If you have not obtained fast track designation for the treatment of nmCF, please revise your disclosure to accurately reflect the fast track status of ataluren.

Response:         In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 80 of Amendment No. 3 to accurately reflect the fast track status of ataluren.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:   Stuart W. Peltz, Ph.D.